                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of   June   , 2000

                         FRONTLINE LTD.
         -----------------------------------------------
         (Translation of registrant's name into English)

    MERCURY HOUSE, 101 FRONT STREET, HAMILTON, HM 12, BERMUDA
    ---------------------------------------------------------
            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

           Form 20-F    X           Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes________                 No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

FRO: INTERIM RESULTS

(in thousands of $, except Earnings per share)

                                             2000           1999
                                          Jan-Mar        Jan-Mar
Operating revenue                          69,608         83,256
Operating expenses                         29,156         36,552
Operating profit before depreciation       40,452         46,704
Operating profit after depreciation        20,763         23,024
Net financial items                        19,749         15,005
Net income (loss) before tax and minority   1,014          8,019
Tax and minority                                -          3,704
Net income (loss) after tax and minority    1,014          4,315
Earnings per share                           0.02           0.09
Fixed assets                            1,637,229      1,811,977
Current assets                            161,380        286,717
Total assets                            1,798,609      2,098,694
Stockholders' equity                      617,227        583,798
Long term liabilities                     981,460      1,269,453
Current liabilities                       199,922        245,443

Frontline reports net income of $1.0 million for the first quarter of 2000 (1999 quarter: net income of $4.3 million). Earnings per share for the quarter were $0.02, (1999 quarter:
$0.09). Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter, including earnings from associated companies were $41.1 million (1999 quarter: $47.2 million). This was an improvement of $18.5 million compared to the fourth quarter 1999 when the EBITDA was $22.6 million. The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $21,300, $20,300 and $18,900, respectively, (1999 quarter: $29,700,
$21,100 and $20,600, respectively).

Net other expenses for the quarter were $20.4 million (1999 quarter: $15.5 million). Interest expense is unchanged from the first quarter of 1999; the repayment of debt associated with the acquisition of ICB has been offset by the drawdown of additional debt associated with the further expansion of the fleet throughout 1999 and the first quarter of 2000.

Frontline Ltd. Bermuda
Interim Report January - March 2000

- The tanker market turned in the first quarter 2000 and is showing increasing strength.

- Frontline adds 4 VLCCs and 3 Suezmaxes to the fleet through acquisitions and newbuilding deliveries.



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-   Agreement signed for the restructuring of Golden Ocean with the aim to consolidate Golden Ocean's 14 VLCCs.

- Fundamentals point towards a continued healthy market and strong earnings improvement in the second quarter.

-   Frontline strives for further tanker market consolidation.

Frontline reports net income of $1.0 million for the first quarter of 2000, compared with net income of $4.3 million for the first quarter of 1999. Earnings before interest, tax, depreciation and amortisation (EBITDA) for the quarter, including earnings from associated companies were $41.1 million (1999 quarter: $47.2 million). The average daily time charter equivalents ("TCEs") earned by the VLCCs, Suezmax tankers, and Suezmax OBO carriers were $21,300, $20,300 and $18,900, respectively, (1999 quarter: $29,700, $21,100 and $20,600, respectively). The reduction in freight revenues, operating costs, charterhire expenses and depreciation compared with the first quarter of 1999 are due to the inclusion in the first quarter of 1999 of four VLCCs in the ICB fleet which were sold in the latter part of 1999.

Net other expenses for the quarter were $20.4 million (1999 quarter: $15.5 million). Interest expense is unchanged from the first quarter of 1999; the repayment of debt associated with the acquisition of ICB has been offset by the drawdown of additional debt associated with the further expansion of the fleet throughout 1999 and the first quarter of 2000. Approximately 45% of Frontline's debt has been hedged through interest swaps with maturity of more than one year.

Earnings per share for the quarter were $0.02, (1999 quarter:
$0.09). On February 25, 2000, the Company issued a total of 7,850,000 shares in two capital transactions discussed below, resulting in 68,811,860 shares outstanding at March 31, 2000 and a weighted average number of shares outstanding for the quarter of 63,981,091 (as at March 31, 1999 and for the quarter then ended: 46,106,860). Cashflow per share for the quarter was $0.32, compared with $0.61 for the same quarter in 1999.

The comparative results for the quarter ended March 31, 1999 have been restated to include the results of ICB Shipping AB on a consolidated basis.

THE MARKET
The first quarter of the year was affected by OPEC's quota cuts, which were maintained until the OPEC meeting on March 25 when it was decided to increase production by approximately 1.7 million barrels per day.

Suezmax rates, in spite of the quota cuts, started to pick up in the last weeks of 1999, rising from about $15,000 per day to a level in excess of $20,000 per day. Relatively healthy rates for Suezmaxes were maintained, with some variations, throughout the quarter. The rates were supported by market reaction after the sinking of the 23 year old tanker Erika in December 1999. This incident caused major European charterers to impose stricter chartering standards that have generally excluded older Suezmax tankers from the Mediterranean and Atlantic trades. Suezmax rates have improved further in the second quarter and ships are currently fixed just below $30,000 per day.

The VLCC rates lagged behind Suezmax rates and stayed just over $20,000 per day, increasing slightly through the quarter. Only after the quota increase in March did the market pick up but from then on the development has been very strong. Currently the rates are above $40,000 per day in all major VLCC trade lanes, with single fixtures yielding over $50,000 per day. The growing number of backhaul cargoes from West Africa to the Far East has increased average earnings for VLCCs through reduction of ballasting time. This has particularly benefited the Tankers International pool, which has sufficient market presence to take full advantage of the backhaul trading possibilities.

14 VLCCs and 8 Suezmaxes were scrapped in the first quarter equalling the number of newbuilding VLCCs and Suezmaxes delivered from shipyards. Shipyards booked new orders for 13 VLCCs and 10 Suezmaxes in the period. The positive development in newbuilding prices and secondhand prices experienced in the second half of 1999 have continued into 2000.

CORPORATE AND OTHER MATTERS
In February 2000 Frontline took delivery of the Front Sky and the Front Archer and in April the Company took delivery of the Front Sun, the final Suezmax newbuildings in the Company's current program. All vessels have been financed by traditional bank financing.

In February 2000, the Company issued 3,500,000 ordinary shares at NOK 57.50 per share in a Private Placement to institutional investors. At the same time, $30 million of the Metrogas Loan was converted to equity, resulting in the issuance of 4,350,000 ordinary shares at an issue price of NOK 57.50 per share. Metrogas offered 2,000,000 of the shares to certain existing shareholders of the Company by means of a Secondary Offering.

In March 2000, Frontline entered into a joint venture with Euronav Luxembourg SA and Overseas Shipholding Group Inc. to acquire the 1993 built VLCC M/T Toba. Frontline has taken a 40 per cent interest in the vessel, which, once acquired on March 9,



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

2000, was renamed M/T Front Tobago and entered into the Tankers
VLCC pool.

Also in March, 2000 Frontline entered into an agreement with Wilh. Wilhelmsen ASA to buy the two 1993-built VLCCs, M/T Tartar and M/T Tarim. The agreed purchase price of $45 million per ship will be paid by $62 million in cash and through the issuance of 2,957,500 Frontline shares at a price of NOK 80.00 per share. The first vessel was delivered to Frontline on May 23, 2000 and entered into the Tankers pool. The second vessel will be taken over by Frontline in June 2000 and will also be entered into the Tankers pool.

On May 25, 2000 Frontline signed a term sheet with the Golden Ocean Group Limited ("Golden Ocean"), under which the parties have agreed to propose a joint plan for a financial restructuring of Golden Ocean. Golden Ocean holds interest in 14 VLCCs and 10 bulk carriers and filed for a Chapter 11 restructuring in the Bankruptcy Court for the District of Delaware on January 14, 2000. Frontline has committed to pay up to $33.0 million in cash, or to issue up to 4.1 million shares and 1.9 million warrants in Frontline valued to $48.4 million to take over all unsecured debt and all upstream guarantees.

On May 25, 2000 the Company issued 3,000,000 ordinary shares at $10.15 per share in a Private Placement to institutional investors. The proceeds of this issue will be used to part finance the acquisition of an ex-Golden Ocean newbuilding VLCC to be named M/T Front Tina, which is scheduled to be delivered to the Company on June 1, 2000. Total number of shares outstanding after completion of the private placement and the Tarim/Tartar transaction will be 74,769,360.

The Board wants to assure shareholders that Frontline will continue its work for consolidation in the tanker market. As a market leader in the industry, it is Frontline's responsibility to evaluate structures, which can increase the financial return in the industry and thereby generate an improved return to our shareholders. In addition to growing Frontline through acquisitions and mergers, it is of major importance to increase the number of owners who participate in the VLCC and Suezmax Pools (Tankers International and Alliance). Through larger pools we will be able to increase the trading flexibility, reduce the ballast voyages, and improve the cost structure further.

OUTLOOK
The balance between supply and demand has developed in tanker owners' favour at the start of the year 2000. The March increase in the OPEC production quota generated growing demand for oil transportation. Expectations are for a further increase in oil production throughout the year, driven by favourable development


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in most major economies. Scrapping of vessels in 1999 contributed to an improved balance as did the restrictions imposed on older tonnage, particularly after the tanker Erika incident.

Going forward, the current order book of approximately 15 % of the total fleet does not cause a threat to market balance compared with the estimates for gradually increasing oil production and the current age profile of the tanker fleet. The Board supports the research which indicates that global oil demand will absorb another 1.0 million barrels increase in OPEC production in the second half of this year, plus another 1.5 million barrels next year. Combined with a modest delivery schedule for VLCCs during the next 18 months, it is likely that the positive development in the freight market as well as in the asset values will continue. Due to the current tight supply / demand balance it is not unlikely that the spot market in the next 18 months will experience temporary periods with very strong freight rates. Based on the T/C charter earnings Frontline has achieved so far in the second quarter, which has been in excess of $35,000 per day for VLCCs and $27,000 for Suezmaxes incl. OBO's, the Board expects a strong improvement in earnings for the second quarter as well as the full year.

May 31, 2000
The Board of Directors, Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:
Contact:           Tor Olav Troim: Director
                   +47 23 11 40 00
                   Ola Lorentzon: Managing Director
                                  Frontline Management AS
                   +47 23 11 40 00
                   Tom E. Jebsen: CFO Frontline Management A.S.
                   +47 23 11 40 00


















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

        FRONTLINE GROUP FIRST QUARTER REPORT (UNAUDITED)

INCOME STATEMENT
(in thousands of $)
                                    2000        1999        1999
                                 JAN-MAR     JAN-MAR     JAN-DEC
                                           (restated)
Freight revenues                  94,655     114,441     369,876
Voyage expenses                 (25,510)    (31,392)   (116,662)
Net operating revenues            69,145      83,049     253,214
Gain (loss) from sale of assets      463         207    (37,779)
Ship operating expenses           18,772      24,414      92,708
Charterhire expenses               8,181       9,576      31,719
Administrative expenses            2,203       2,562      11,783
Operating income before
  depreciation and amortisation   40,452      46,704      79,225
Depreciation and amortisation     19,689      23,680      91,435
Operating income (loss) after
  depreciation and amortisation   20,763      23,024    (12,210)
Interest income                      697       1,864       7,561
Interest expense                (20,704)    (20,703)    (88,728)
Share of results from
  associated companies               693         482       3,067
Other financial items              (435)       3,352       (840)
Income (loss) before taxes
  and minority interest            1,014       8,019    (91,150)
Minority interest                      -       3,604       4,245
Taxes                                  -         100         (9)
Net income after tax               1,014       4,315    (86,896)

Earnings (loss) per Share
  ($) - basic and diluted           0.02        0.09      (1.76)

Income on timecharter basis ($ per day per ship)*

VLCC                              21,300      29,700      20,000
Suezmax                           20,300      21,100      16,700
Suezmax OBO                       18,900      20,600      16,800

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission












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

BALANCE SHEET

(in thousands of $)
                                    2000        1999        1999
                                  MAR 31      MAR 31      DEC 31
                                            (restated)
ASSETS
Short term
Cash and cash equivalents         86,056     200,408      66,267
Marketable securities             17,463      15,000      10,867
Other current assets              57,861      71,309      60,613
Long term
Newbuildings                      12,119      58,466      32,777
Vessel and equipment, net      1,601,976   1,720,696   1,523,112
Investment in associated
  companies                        6,025      19,834      16,274
Goodwill                          12,030       7,505      12,203
Deferred charges and
  other long-term assets           5,079       5,476       4,680
Total assets                   1,798,609   2,098,694   1,726,793
                               =========   =========   =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term interest
  bearing debt                   157,054     191,684     116,814
Other current liabilities         42,868      53,759      52,398
Long term
Long term interest
  bearing debt                   956,221   1,104,437     962,880
Other long term liabilities       20,867      13,490      18,450
Minority interest                  4,372     151,526      18,951
Stockholders' equity             617,227     583,798     557,300
Total liabilities and
  stockholders' equity         1,798,609   2,098,694   1,726,793
                               =========   =========   =========

















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                               FRONTLINE LTD.

VESSEL                    MANAGER    FLAG    BUILT    S.DWT         YARD
SUEZMAX TANKERS


Polytrader (40%)            RMS        NOR    1978    126,000     Uddevalla
Polytraveler (35%)          RMS        NOR    1979    126,000     Uddevalla
Front Birch                 Acomarit   NIS    1991    152,000     Daewoo
Front Maple                 Acomarit   NIS    1991    152,000     Daewoo
Granite                     Wallem     BS     1991    142,000     Split
Lillo                       ITM        LIB    1991    147,253     AESA
Front Emperor               Acomarit  SING    1992    147,273     AESA
Front Sunda                 Wallem     NIS    1992    142,000     Split
*Marble (0%)                Wallem     BS     1992    142,000     Split
Front Comor                 Wallem     NIS    1993    142,000     Split
Front Spirit                Acomarit   NIS    1993    147,273     AESA
Front Pride                 Acomarit   LIB    1993    149,686     Mitsui
Front Splendour             Acomarit   NIS    1995    149,745     Mitsui
Front Glory                 Acomarit   NIS    1995    149,834     Mitsui
Front Fighter               V.Ships    NIS    1998    153,328     Hyundai
Front Hunter                V.Ships    NIS    1998    153,344     Hyundai
Front Warrior               V.Ships    BS     1998    153,409     Hyundai
Kim Jacob (T/C)             V.Ships   SING    1998    158,000     Daewoo
Mindanao                    V.Ships   SING    1998    158,000     Daewoo
Front Sky                   V.Ships    BS     2000    159,999     Hyundai
Front Archer                Farsund    NIS    2000    152,980     Hyundai
Front Sun                   V.Ships    BS     2000    159,998     Hyundai
*Sonangol Girassol (0%)     Wallem     BS     2000    158,000     Daewoo
*Sonangol Luanda (0%)       Wallem     BS     2000    158,000     Daewoo
*Hull No. 5154 (0%)         Wallem     BS     2001    158,000     Daewoo

OBO
Front Breaker               ITM        NIS    1991    169,177     Daewoo
Front Climber               Acomarit  SING    1991    169,178     Hyundai
Front Driver                Acomarit   NIS    1991    169,177     Hyundai
Front Guider                Acomarit  SING    1991    169,142     Daewoo
Front Leader                Acomarit  SING    1991    169,381     Daewoo
Front Rider                 Acomarit  SING    1992    169,718     Hyundai
Front Striver               Acomarit  SING    1992    169,204     Daewoo
Front Viewer                ITM       SING    1992    169,381     Daewoo

VLCC
Front Sabang                Wallem    SING    1990    285,000     Daewoo
Vanadis                     Wallem    SING    1990    285,000     Daewoo
Front Highness              Acomarit  SING    1991    284,420     Hyundai
Front Lady                  Acomarit  SING    1991    284,420     Hyundai
Front Lord                  Acomarit  SING    1991    284,420     Hyundai
Front Duke                  Acomarit  SING    1992    284,420     Hyundai
Front Duchess               Acomarit  SING    1993    284,480     Hyundai
Front Tobago (40%)          V.Ships    LIB    1993    260,619     IHI


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Front Tarim                 ITM        LIB    1993    300,364     Hitachi
Front Tartar                ITM        LIB    1993    306,902     Sumitomo
Front Century               ITM        BS     1998    311,189     Hyundai
Front Champion              ITM        BS     1998    311,286     Hyundai
Front Chief                 ITM        BS     1999    311,224     Hyundai
Front Commander             Acomarit   BS     1999    311,168     Hyundai
Front Crown                 Acomarit   BS     1999    311,176     Hyundai

* Vessels commercially managed by Frontline Management AS












































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                           SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                       Frontline Ltd.
                                       -----------------------
                                       (Registrant)


Date   June 14, 2000
                                       By  /s/ Kate Blankenship
                                           ---------------------
                                               Kate Blankenship
                                               Secretary




































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02089009.AA9